UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 12)*

Reata Pharmaceuticals, Inc.
 (Name of Issuer)

Common Stock, par value $0.001 per share
 (Title of Class of Securities)

75615P103
 (CUSIP Number)

John Bateman
CPMG, Inc.
2000 McKinney Ave, Suite 2125
Dallas, Texas 75201
214-871-6816
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 27, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

(Page 1 of 10 Pages)

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 75615P103		Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
CPMG, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,605,380 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,605,380 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,605,380 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) This amount includes shares of Class B Common Stock that are convertible, on a one-for-one basis, into shares of Class A Common Stock, as described further in Item 5 herein.

(2) This percentage has been calculated in accordance with Rule 13d-3(d)(1)(i)(D) and is based on the sum of the total shares of Class A Common Stock outstanding plus the shares of Class A Common Stock that the Reporting Person has the right to acquire upon conversion of the Class B Common Stock it owns.

SCHEDULE 13D

CUSIP No: 75615P103		Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
R. KENT MCGAUGHY, JR.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
357,877 (1), (2)

	8	SHARED VOTING POWER
4,661,066 (1)

	9	SOLE DISPOSITIVE POWER
324,660 (1), (2)

	10	SHARED DISPOSITIVE POWER
4,694,283 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,018,943 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.9% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) This amount includes shares of Class B Common Stock that are convertible, on a one-for-one basis, into shares of Class A Common Stock, as described further in Item 5 herein.

(2) This amount includes 17,958 shares of Class B Common Stock that are obtainable upon exercise of options granted to the Reporting Person, of which options to acquire 13,365 shares of Class B Common Stock are currently exercisable.

(3) This percentage has been calculated in accordance with Rule 13d-3(d)(1)(i)(D) and is based on the sum of the total shares of Class A Common Stock outstanding plus the shares of Class A Common Stock that the Reporting Person has the right to acquire upon conversion of the Class B Common Stock it owns.

SCHEDULE 13D

CUSIP No: 75615P103		Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
JAMES W. TRAWEEK, JR.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
249,412 (1)

	8	SHARED VOTING POWER
4,690,975 (1)

	9	SOLE DISPOSITIVE POWER
216,195 (1)

	10	SHARED DISPOSITIVE POWER
4,724,192 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,940,387 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.6% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) This amount includes shares of Class B Common Stock that are convertible, on a one-for-one basis, into shares of Class A Common Stock, as described further in Item 5 herein.

(2) This percentage has been calculated in accordance with Rule 13d-3(d)(1)(i)(D) and is based on the sum of the total shares of Class A Common Stock outstanding plus the shares of Class A Common Stock that the Reporting Person has the right to acquire upon conversion of the Class B Common Stock it owns.

SCHEDULE 13D

Page 5 of 10 Pages

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended by adding the following:

This Amendment No. 12 to Schedule 13D (“Amendment No. 12”) is being filed by the undersigned, pursuant to §240.13d-2(a), with respect to the Class A Common Stock, $0.001 par value per share (the “Shares”), of Reata Pharmaceuticals, Inc. (the “Issuer” or the “Company”), whose principal executive offices are located at 2801 Gateway Drive, Suite 150, Irving, TX 75063.  This Amendment No. 12 amends and supplements the statement on the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 6, 2016, as amended by Amendment No. 1, filed with the SEC on June 28, 2016,  Amendment No. 2, filed with the SEC on July 1, 2016, Amendment No. 3, filed with the SEC on August 9, 2016, Amendment No. 4, filed with the SEC on August 19, 2016, Amendment No. 5, filed with the SEC on December 6, 2016, Amendment No. 6, filed with the SEC on December 20, 2016, Amendment No. 7, filed with the SEC on January 4, 2017, Amendment No. 8, filed with the SEC on March 6, 2017, Amendment No. 9, filed with the SEC on June 23, 2017, Amendment No. 10, filed with the SEC on August 3, 2017, and Amendment No. 11, filed with the SEC on November 13, 2017  (collectively, the “Schedule 13D”).  Capitalized terms used herein and not otherwise defined in this Amendment No. 12 have the meanings set forth in the Schedule 13D.

This Amendment No. 12 is being filed in accordance with Rule 13d-2(a) under the Act to report a material increase in beneficial ownership by the Reporting Persons, and amends Items 1, 2, 3, 5 and 7 of the Schedule 13D.

Item 2.	Security and Issuer

Item 2 of the Schedule 13D is hereby restated in its entirety as follows:

(a-c, f) This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.  CPMG, Inc. (“CPMG”);

2.  R. Kent McGaughy, Jr., (“Mr. McGaughy”); and

3.  James W. Traweek, Jr., (“Mr. Traweek”).

This Schedule 13D relates to Shares and Class B Shares held by CPMG directly as well as Shares and Class B Shares held for the accounts of the following funds and managed accounts for which CPMG is the investment manager: (i) Kestrel Fund, L.P., a Texas limited partnership (“Kestrel Fund”); (ii) Willet Fund, L.P., a Texas limited partnership (“Willet Fund”); (iii) CD Fund, L.P., a Texas limited partnership (“CD Fund”); (iv) Mallard Fund, L.P., a Texas limited partnership (“Mallard Fund”); (v) Yellow Warbler, L.P., a Texas limited partnership (“Yellow Warbler”); (vi) Redbird Life Sciences Partners, L.P., a Texas limited partnership (“Redbird Life Sciences Partners”); (vii) Blackwell Partners LLC - Series A, a Delaware limited liability company (“Blackwell Account”); (viii) Crested Crane, LP, a Delaware limited partnership (“Crested Crane”); (ix) Flamingo Fund, LP, a Texas limited partnership (“Flamingo Fund”); (x) Gallopavo, LP, a Texas limited partnership (“Gallopavo”); (xi) Roadrunner Fund, LP, a Texas limited partnership (“Roadrunner Fund”); (xii) Sandpiper Fund, LP, a Texas limited partnership (“Sandpiper Fund”); (xiii) Killdeer Fund, LP, a Texas limited partnership (“Killdeer Fund”); (xiv) Barred Owl Partners, LP, a Texas limited partnership (“Barred Owl”); and (xv) a managed account for Trustees of the University of Pennsylvania (“UPenn Managed Account”, and, together with Kestrel Fund, Willet Fund, CD Fund, Mallard Fund, Yellow Warbler, Redbird Life Sciences Partners, Blackwell Account, Crested Crane, Flamingo Fund, Gallopavo, Roadrunner Fund, Sandpiper Fund, Killdeer Fund and Barred Owl, the “CPMG Funds”).  Each of Mr. McGaughy and Mr. Traweek are the sole shareholders and directors of CPMG.

This Schedule 13D also relates to Shares, Class B Shares and options to acquire Class B Shares held by Mr. McGaughy directly and indirectly: (i) through Lagos Trust, of which Mr. McGaughy serves as trustee;

SCHEDULE 13D

Page 6 of 10 Pages

(ii) through Traweek Children’s Trust, of which Mr. McGaughy serves as trustee; and (iii) in escrow for a charitable donee by American Stock Transfer & Trust Company, LLC.

This Schedule 13D also relates to Shares and Class B Shares held by Mr. Traweek directly and indirectly: (i) through JET Land & Cattle Company, Ltd., of which Mr. Traweek is the sole owner of the general partner; (ii) through 1 Thessalonians 5:18 Trust, of which Mr. Traweek serves as trustee; (iii) through Esme Grace McGaughy Trust, of which Mr. Traweek is trustee; (iv) through Mary Frances McGaughy Trust, of which Mr. Traweek is trustee; and (v) in escrow for a charitable donee by American Stock Transfer & Trust Company, LLC.

The address of the principal business office of each of CPMG, Mr. McGaughy and Mr. Traweek is 2000 McKinney Ave, Suite 2125, Dallas, Texas 75201.

CPMG is a Texas corporation; each of Mr. McGaughy and Mr. Traweek are citizens of the United States of America.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or other Consideration

Item 3 of the Schedule 13D is hereby amended by adding the following:

The purchases of Shares reported herein were made using funds from the working capital of the CPMG Funds that acquired the Shares.  A total of $6,147,806.71 was paid to acquire the 244,200 Shares purchased since the filing of Amendment No. 11 to the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by adding the following:

(a, b)  As of the date hereof, CPMG may be deemed to be the beneficial owner of 4,605,380 Shares (approximately 21.4% of the total number of Shares outstanding).  This amount includes 2,912,523 Shares and 1,692,857 Shares obtainable upon conversion of Class B Shares.  These Shares are held for the following accounts:

(A)	160,265 Shares and 307,776 Shares obtainable upon conversion of Class B Shares held for the account of Kestrel Fund;
(B)	280,500 Shares and 114,946 Shares obtainable upon conversion of Class B Shares held for the account of Willet Fund;
(C)	11,076 Shares and 123,279 Shares obtainable upon conversion of Class B Shares held for the account of CD Fund;
(D)	109,415 Shares and 150,186 Shares obtainable upon conversion of Class B Shares held for the account of Mallard Fund;
(E)	431,155 Shares and 993,929 Shares obtainable upon conversion of Class B Shares held for the account of Yellow Warbler;
(F)	134 Shares and 1,490 Shares obtainable upon conversion of Class B Shares held for the account of Redbird Life Sciences Partners;
(G)	103,185 Shares held for the account of Blackwell Account;
(H)	37,909 Shares held for the account of Crested Crane;
(I)	63,481 Shares held for the account of Flamingo Fund;
(J)	442,560 Shares held for the account of Gallopavo;

SCHEDULE 13D

Page 7 of 10 Pages

(K)	748,253 Shares held for the account of Roadrunner Fund;
(L)	334,740 Shares held for the account of Sandpiper Fund;
(M)	110,640 Shares held for the account of Killdeer Fund;
(N)	44,200 Shares held for the account of Barred Owl;
(O)	34,897 Shares held for the account of UPenn Managed Account; and
(P)	113 Shares and 1,251 Shares obtainable upon conversion of Class B Shares held directly by CPMG.

As of the date hereof, Mr. McGaughy may be deemed to be the beneficial owner of 5,018,943 Shares (approximately 22.9% of the total number of Shares outstanding).  This amount includes 2,945,137 Shares, 2,055,848 Shares obtainable upon conversion of Class B Shares, and 17,958 Shares obtainable upon conversion of Class B Shares obtainable upon exercise of options granted to Mr. McGaughy, held as follows:

(A)	4,605,380 Shares beneficially owned by CPMG, over which Mr. McGaughy and Mr. Traweek share voting and investment control;
(B)
25,004 Shares, 278,309 Shares obtainable upon conversion of Class B Shares, and 17,958 Shares obtainable upon conversion of Class B Shares obtainable upon exercise of options, held by Mr. McGaughy, over which he has sole voting and investment control;

(C)	4,591 Shares and 51,095 Shares obtainable upon conversion of Class B Shares held by Lagos Trust, of which Mr. McGaughy is trustee and has shared voting and investment control with Emily M. McGaughy;
(D)	280 Shares and 3,109 Shares obtainable upon conversion of Class B Shares held by Traweek Children’s Trust, of which Mr. McGaughy is trustee and has sole voting and investment control; and
(E)
2,739 Shares and 30,478 Shares obtainable upon conversion of Class B Shares held in escrow for a charitable donee by American Stock Transfer & Trust Company, LLC, of which Mr. McGaughy has sole voting control and shared investment control with the donee.

Of the Class B Share options granted to Mr. McGaughy, 13,365 have vested and are currently exercisable and 4,593 are scheduled to vest in two equal installments on March 14, 2018 and June 14, 2018, subject to continued service through each vesting date.

As of the date hereof, Mr. Traweek may be deemed to be the beneficial owner of 4,940,387 Shares (approximately 22.6% of the total number of Shares outstanding).  This amount includes 2,940,142 Shares and 2,000,245 Shares obtainable upon conversion of Class B Shares, held as follows:

(A)	4,605,380 Shares beneficially owned by CPMG, over which Mr. Traweek and Mr. McGaughy share voting and investment control;
(B)	35 Shares and 380 Shares obtainable upon conversion of Class B Shares held by Mr. Traweek, over which he has sole voting and investment control;
(C)
16,645 Shares and 185,263 Shares obtainable upon conversion of Class B Shares held by JET Land & Cattle Company, Ltd., of which Mr. Traweek is the sole owner of the general partner and has sole voting and investment control;

(D)
7,056 Shares and 78,539 Shares obtainable upon conversion of Class B Shares held by 1 Thessalonians 5:18 Trust, of which Mr. Traweek is trustee and has shared voting and investment control with Emily W. Traweek;

(E)	572 Shares and 6,364 Shares obtainable upon conversion of Class B Shares held by Esme Grace McGaughy Trust, of which Mr. Traweek is trustee and has sole voting and investment control;
(F)	572 Shares and 6,364 Shares obtainable upon conversion of Class B Shares held by Mary Frances McGaughy Trust, of which Mr. Traweek is trustee and has sole voting and investment control; and
(G)
2,739 Shares and 30,478 Shares obtainable upon conversion of Class B Shares held in escrow for a charitable donee by American Stock Transfer & Trust Company, LLC, of which Mr. Traweek has sole voting control and shared investment control with the donee.

SCHEDULE 13D

Page 8 of 10 Pages

The beneficial ownership percentages reported herein were calculated in accordance with Rule 13d-3(d)(1)(i)(D) and are based on the sum of (1) 19,842,134 Shares outstanding as of November 9, 2017, as reported in the quarterly report on Form 10-Q filed by the Issuer on November 13, 2017, and (2) the number of Shares the Reporting Person has the right to acquire upon conversion of their Class B Shares into Shares on a one-for-one basis.

(c) Please refer to Exhibit J of this Schedule 13D for transactions in the Shares since the most recent filing of Amendment No. 11 to the Schedule 13D on November 13, 2017 including the transaction date, number of Shares acquired, price per Share (and, if weighted average price per Share, the range of prices), identity of the person that effected the transaction, and where and how the transaction was effected.

(d) Certain persons identified in Items 2 and 4 of the Schedule 13D are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons. Such interest of Yellow Warbler relates to more than 5 percent of the class of Shares.

(e) This Item 5(e) is not applicable.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following:

Exhibit J:	Schedule of Transactions

SCHEDULE 13D

Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CPMG, INC.

By:	/s/ John Bateman
Name: John Bateman
Title: Chief Operating Officer

R. KENT MCGAUGHY, JR.

/s/ R. Kent McGaughy, Jr.

JAMES W. TRAWEEK, JR.

/s/ James W. Traweek, Jr.

December 29, 2017

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D

Page 10 of 10 Pages

EXHIBIT J
SCHEDULE OF TRANSACTIONS

Name of Account	Date of Transaction	Nature of Transaction	Quantity of Shares	Price per Share
Yellow Warbler, LP	December 13, 2017	Open Market	59,982	$24.8838 (1)
Yellow Warbler, LP	December 13, 2017	Open Market	148	$23.9767 (2)
Blackwell Partners, LLC	December 13, 2017	Open Market	9,990	$24.8838 (1)
Blackwell Partners, LLC	December 13, 2017	Open Market	25	$23.9767 (2)
Roadrunner Fund, LP	December 13, 2017	Open Market	31,471	$24.8838 (1)
Roadrunner Fund, LP	December 13, 2017	Open Market	78	$23.9767 (2)
Managed Account for Trustees of the University of Pennsylvania	December 13, 2017	Open Market	19,982	$24.8838 (1)
Managed Account for Trustees of the University of Pennsylvania	December 13, 2017	Open Market	49	$23.9767 (2)
Yellow Warbler, LP	December 14, 2017	Open Market	37,492	$24.6528 (3)
Blackwell Partners, LLC	December 14, 2017	Open Market	6,245	$24.6528 (3)
Roadrunner Fund, LP	December 14, 2017	Open Market	19,672	$24.6528 (3)
Managed Account for Trustees of the University of Pennsylvania	December 14, 2017	Open Market	14,866	$24.6528 (3)
Barred Owl Partners, LP	December 26, 2017	Open Market	12,000	$26.0605 (4)
Barred Owl Partners, LP	December 27, 2017	Open Market	15,000	$25.8296 (5)
Barred Owl Partners, LP	December 28, 2017	Open Market	200	$26.10
Barred Owl Partners, LP	December 29, 2017	Open Market	17,000	$28.4715 (6)

Explanation of Responses:
1. This price reflects the weighted average purchase price for open-market purchases on December 13, 2017, within a $1.00 range. The actual prices for these transactions range from $24.08 to $25.08 inclusive. The Reporting Person undertakes to provide upon request by the Commission staff, the Issuer, or a security holder of the Issuer, full information regarding the number of Shares purchased at each separate price within the ranges set forth in footnotes (1) through (6) to this Schedule 13D.
2. This price reflects the weighted average purchase price for open-market purchases on December 13, 2017, within a $1.00 range. The actual prices for these transactions range from $23.97 to $23.99 inclusive.
3. This price reflects the weighted average purchase price for open-market purchases on December 14, 2017, within a $1.00 range. The actual prices for these transactions range from $24.40 to $24.92, inclusive.
4. This price reflects the weighted average purchase price for open-market purchases on December 26, 2017, within a $1.00 range.  The actual prices for these transactions range from $25.72 to $26.14 inclusive.
5. This price reflects the weighted average purchase price for open-market purchases on December 27, 2017, within a $1.00 range.  The actual prices for these transactions range from $25.595 to $26.00 inclusive.
6. This price reflects the weighted average purchase price for open-market purchases on December 29, 2017, within a $1.00 range.  The actual prices for these transactions range from $28.40 to $28.50 inclusive.